Filed by Central Pacific Financial Corp. Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by Central Pacific Financial Corp. on May 5, 2003

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com

Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com

Financial Media Contact

Ian Campbell/Peter Mladina

Abernathy MacGregor Group

(213) 630-6550

idc@abmac.com/dch@abmac.com

NEWS RELEASE

Central Pacific Financial Says Offer Remains Best Path to Enhanced Shareholder Value

Notes May 28 Meeting Date Unfair to Shareholders

May 5, 2003 — Honolulu, HI—Central Pacific Financial Corporation (CPF-NYSE) today issued the following statement in response to CB Bancshares’ (CBBI-NASDAQ) announcement that it rejects CPF’s merger proposal:

“CPF is disappointed, but not surprised that after seven weeks of silence and delay, CBB continues to ignore the unequivocal message from many of its shareholders and the financial markets—our merger proposal is good for shareholders, employees, customers, and Hawaii. The CPF proposal would deliver an approximate 50 percent premium to the share price of CBB stock as of the day before our offer and nearly a 300 percent increase in dividends.  It would create a more competitive Hawaii banking market by creating a more competitive, local institution focused on the needs of Hawaii small business. It would create additional job opportunities as the resulting bank grows, as well as jobs for the communities it would serve.

“By  every standard, CPF has delivered superior financial results compared with CBB over the past five years, in addition to delivering significantly greater shareholder value. CPF’s proven management team, relying on the capable employees of both companies, is well  positioned to integrate these highly similar banks in a seamless fashion and to guarantee today’s and tomorrow’s customers more products, more services, and the backing of a larger, stronger bank.

“Perhaps most disappointing is CBB’s decision to invent estimates of employee layoffs knowing full well that the best way to minimize job loss is to meet and plan together—and knowing equally well that CPF is publicly committed to merit and fairness in its approach to post-merger employee relations.

“It is also disappointing that CBB has set a meeting date specifically calculated to deny their own shareholders time to receive materials that would explain our offer to them. Even if CBB management has chosen to reject our proposal, we’d like to think they care enough about shareholder democracy in this era of heightened attention to good corporate governance that they would allow their shareholders time to consider and express their views. We have no intention of allowing such an important meeting to be hijacked in this manner.”

Forward Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  The registration statement is not final and will be further amended.  Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to:  Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention:  David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

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